Exhibit 99.1

Safe-T Announces an Order from a Leading European Consumer Electronics Manufacturer for its Software Defined Perimeter Solution

HERZLIYA, Israel, May 28, 2019 — Safe-T Group Ltd. (NADSAQ, TASE: SFET), a provider of Software-Defined Access (SDA) solutions for the hybrid cloud, today announced the receipt of a purchase order for its Software-Defined Perimeter (SDP) solution from a leading European manufacturer, specializing in the connected devices industry and IOT1 solutions.

The customer was looking for a new solution to provide secured remote access to its internal services, as well as to connected lighting cloud platform, for employees, partners, DevOps2 and others. The solution is intended to replace the customer’s existing access solutions and to provide remote access for future services, which the customer plans on launching.

“We are pleased to have our solution selected by such a prestigious customer” said Noam Markfeld, Safe-T’s VP of Sales. “This is a strong affirmation of the advantages of our offering in the SDP and Zero Trust market.”

To Safe-T’s knowledge, the customer chose Safe-T’s SDP solution over the competition, as it was the only solution that can be deployed both on-premises or in the cloud, in addition to a variety of technology advantages, such as Safe-T’s patented reverse-access technology, ease of deployment, and ability to adapt to the wide range of remote access use cases.

The purchase order is for a one-year subscription.

About Safe-T

Safe-T® Data A.R Ltd., a wholly-owned subsidiary of Safe-T Group Ltd. (Nasdaq, TASE: SFET), is a provider of Software-Defined Access (SDA) and Zero Trust Access solutions which mitigate attacks on enterprises' business-critical services and sensitive data. Safe-T solves the data access challenge. The Company’s SDA platform reduces the attack surface, empowering enterprises to safely migrate to the cloud and enable digital transformation. With Safe-T's patented, multi-layer SDA, financial services, healthcare, utility companies and governments can secure data, services, and networks from internal and external threats.

For more information about Safe-T, visit www.safe-t.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses the potential of its products. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 26, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

PRESS CONTACT

Karin Tamir

karin.tamir@safe-t.com

+972-9-8666110

1 IOT - Internet of Things

2 DevOps - Development and Operations